Exhibit 99.1

Amynta Group Completes the Acquisition of Ambridge Group from Brit, a subsidiary of Fairfax

NEW YORK, TORONTO and LONDON, May 11, 2023 - Amynta Group, Brit Ltd (“Brit”), a subsidiary of Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U), and Fairfax announce the successful completion of the previously announced acquisition of Ambridge Group from Brit for a purchase price of $400 million.

About Amynta

Amynta Group is a premier insurance services company with more than $3.5 billion in total managed premium and 2,000 associates across North America, Europe, and Australia. An independent, customer-centered and underwriting-focused company, Amynta serves leading carriers, wholesalers, retail agencies, auto dealers, OEMs, and consumer product retailers with innovative insurance and warranty protection solutions. Amynta operates through three segments: Managing General Agencies; Warranty, including automotive, consumer and specialty equipment; and Specialty Risk Services. For more information, please visit amyntagroup.com.

About Brit

Brit is a market-leading global specialty insurer and reinsurer focused on underwriting complex risks. It has a major presence in Lloyd’s of London, the world’s specialist insurance market provider, with significant US and international reach. Brit underwrites a broad class of commercial specialty insurance with a strong focus on property, casualty and energy business. Its capabilities are underpinned by robust financials. Brit is a subsidiary of Fairfax. For more information, please visit britinsurance.com.

About Fairfax

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Amynta Media Contact:

Brenna Tetley

Phone: +1.646.887.9498

Email: Brenna.Tetley@amyntagroup.com

Amynta Mergers & Acquisitions Contact:

Chris Ezbiansky

Phone: +1.646.887.9495

Email: Chris.Ezbiansky@amyntagroup.com

Brit Media Contact:

Phone: +44 20 3727 1051

Email: britinsurance@fticonsulting.com

Fairfax Media Contact:

John Varnell, Vice President, Corporate Development

Phone: +1.416.367.4941

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